Filed by Aixtron Aktiengesellschaft pursuant
to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Genus, Inc.
Subject Company’s Exchange Act File No.: 0-17139

Aixtron Aktiengesellschaft made the following public disclosure in Germany on January 25, 2005:

AIXTRON Announces New Restructured Management Team

Aachen, Germany, January 25, 2005 – AIXTRON AG announces that effective from April 1st 2005 the AIXTRON Executive Board will consist of:

Paul Hyland – President & Chief Executive Officer

Dr. Bernd Schulte – Chief Operating Officer & Executive Vice President

Wolfgang Breme – Chief Financial Officer & Executive Vice President

William Elder – Executive Vice President (subject to completion of the Genus merger)

Wolfgang Breme, currently CFO of technotrans AG will join AIXTRON in March, replacing Chris Dodson as CFO & Executive Vice President as of April 1, 2005.

Following the completion of the transaction with Genus, it is expected that William Elder, currently Chairman of the Board, President and Chief Executive Officer of Genus, Inc., will be appointed to the AIXTRON Executive Board and will act as the chairman of all silicon business interests in AIXTRON and Genus.

It is also expected that Steve Perry, Executive Vice President, will then assume executive management responsibility for Genus, Inc. and Tim McEntee, Executive Vice President, will remain responsible for the semiconductor equipment division of AIXTRON AG, including OLED display technology equipment.

About AIXTRON

AIXTRON AG (FSE: AIX; ISIN DE0005066203) is a leading provider of equipment for compound semiconductor epitaxy. The Company’s products are used by a diverse range of customers worldwide to manufacture advanced semiconductor components such as HBTs, PHEMTs, MESFETs, Lasers, LEDs, Detectors, and VCSELs used in fiber optic communication systems, wireless and mobile telephony applications, optical storage devices, illumination, signaling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG’s securities are listed in the Prime Standard market segment of the Frankfurt Stock Exchange and are included both in the TecDAX index and the MSCI World Index. More information about AIXTRON can be found on the Web at www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plans,” “believe,” “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which metal-organic chemical vapor deposition, or MOCVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.